Exhibit 23.1

CONSENT OF ERNST & YOUNG, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Pacific Biosciences of California, Inc. for the registration of up to $150,000,000 of any combination of Common Stock, Preferred Stock, Depositary Shares, Warrants, Debt Securities, and Units, and to the incorporation by reference therein of our reports dated February 29, 2012, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting of Pacific Biosciences of California, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California April 2, 2012